COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235


05005920

February 16, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of today's press release and two presentations made by Commerzbank's Chairman of the Board of Managing Directors and Chief Financial Officer, respectively, all of which are already published on Commerzbank's website and may be of further interest to Commerzbank shareholders.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

Klaus-Peter Müller
Chairman of the Board
of Managing Directors
Commerzbank AG

Press conference
February 16, 2005
Frankfurt am Main

Remarks as prepared for delivery

Ladies and gentlemen,

I welcome you, also on behalf of my colleagues, to today's press conference to present Commerzbank's financial statements for the 2004 financial year. As we already made our provisional income statement public yesterday in response to the tighter disclosure requirements of the legislation to improve investor protection, I will concentrate here on offering various explanations and also on segment reporting.

In retrospect, the 2004 banking year does not look particularly spectacular, and certainly not when compared with the preceding more turbulent years. No progress was made again with the favourite topic of the markets and the media: consolidation in the German banking industry. Nor did the frequently expected takeovers of German banks by foreign rivals take place.

I think one of the encouraging developments was the progress made with the initiative to promote Germany as a financial centre. Contrary to widespread scepticism, this has proved to be not simply a debating club but rather a real motor driving modernization efforts for our financial centre.

For Commerzbank, the most important event in 2004 was the takeover and smooth integration of SchmidtBank into our branch network, which was accomplished quickly, providing us with a sizeable inflow of 360,000 retail customers and about 2,000 smaller businesses. We consider it a remarkable success that we managed to retain this customer base, apart from a few exceptions. And the fact that we looked at ING BHF-Bank in summer, with a view to a possible takeover, makes it evident that Commerzbank is on the offensive again.

The second highlight in 2004 was the re-launch of our investment banking under the name of Corporates & Markets. As announced in November, we have closed down our subsidiary in Tokyo and pared down considerably in New York. In the two main locations Frankfurt and London, we have installed an efficient structure, geared to customers' needs, comprising the four groups Markets, Sales, Corporate Finance and Corporate Relationship Management for looking after altogether 150 multinationals and larger corporates with a need for capital-market products.

At the same time, we have scaled back proprietary trading. All our adjustment measures are proceeding fully according to plan. The prime task now is to combine the business done with these large companies and investment banking as quickly as possible in order to form an efficient and profitable unit. As I have explained on other occasions, this also includes a selective and careful expansion of personnel in areas which promise consistently good profitability.

In its current business, Commerzbank made good progress in the past year. We have kept our promise and significantly raised our operating profit. In fact, we have improved it substantially, by 87%, from €559m to €1,043m. The operative return on equity more than doubled to 10.2%.

Our cost/income ratio improved from 73.3% to 70.4%. In the final quarter as well, the good operative trend of the previous quarters was maintained. And what is really important:

Commerzbank achieved a turnaround in its earnings in 2004. After several years of declining revenues, they rose again for the first time – by 8.6% to €5,504m.

In view of the problems in investment banking, the dependence on the economy and capital-market conditions, and also the special structural features in Germany, on which Commerzbank is especially focused as a German institution, it was hardly possible to achieve more in such a short time. This is the plain reality which I am not complaining about, but which is important to remember in appraising our figures.

The fact is that, in its home market, Commerzbank is now the number two in terms of profitability among the institutions with nationwide activities and a broad product range. It is second only to Deutsche Bank, with which comparison is only possible to a limited extent. And we are proud to have an absolutely sound and strong balance sheet without hidden risks, a further increase – despite several disposals – in our cushion of reserves in the form of a revaluation reserve of €1.6bn, and a solid core capital ratio of 7.5%.

There is a whole series of good news, therefore, including the fact that, after adjusting capacities in our investment banking, we have been able to tidy up that area more rapidly than expected.

Financial statements for 2004

The basis for our operational progress last year was the plus of 7.7% in our net interest income and 5.3% in net commission income. Given weak credit demand and flat equity markets, we can be very satisfied with these results, even though during the second half of 2004 in particular – and here above all in business with larger corporates – the pressure on margins increased again given the flood of liquidity in the markets. It is incredible that, ever more frequently, large international syndicate banks are arranging loans whose conditions do not even meet the minimum requirements for risk and processing.

We show loan-loss provisions at €836m., which is a good fifth lower than the previous year and also below the most recently indicated level of €850m. As always, we have calculated carefully, taking account of all discernible risks. Above all outside Germany, we remained free from major problem cases. In the meantime, we have surplus cover of 119% (=€1.2bn) in the form of provisions and conservatively assessed collateral for our doubtful loans amounting to €6.3bn.

Compared with the disappointing result for our trading profit in the previous quarter, we managed a marked improvement to a triple-digit million figure in the final quarter. For the year as a whole, though, this item was still a good quarter lower than in 2003.

At €361m, the net result on our investments and securities portfolio was higher than a year previously in 2004. Over half of this amount related to the bond disposals. Among investments, the sale of our shareholding in the Spanish bank SCH in the spring was by far the largest single item, on which we realized a profit of just over €120m. In the fourth quarter, we disposed of a small part of our Banca Intesa shares, achieving a book gain through the transaction.

We were able to cut our operating expenses slightly once again to €4,461m. This shows how well we have our costs under control, for originally we had expected a moderate rise in operating expenses. It should be borne in mind here – and this explains the small cost blip in the final quarter – that we booked the extraordinary charge of €49m at our Polish subsidiary BRE Bank, deriving from a revaluation of various assets, under operating expenses for the most part. As a result, the trend for costs is more favourable than it appears.

Altogether, the net profit for the year amounts to €828 pre tax and €475m after tax. This is fully in line with our projections – and this despite the previously unforeseeable restructuring expenses of €132m for the repositioning of investment banking. Commerzbank, therefore, is keeping its promise. This also holds true for our forecasts as regards the development in the core business lines and also for our commitment made last May to propose a dividend payment again – of €0.25 per share – after omitting it last year. We have to use €150m for this purpose, so that an amount of €243m of the net profit remains for strengthening retained earnings. The earnings per share calculated on the basis of the net profit is €0.66.

We are pleased that our progress was also recently honoured by Standard & Poor's in the form of an improvement in the rating outlook from negative to stable. Last year, Moody's and Fitch had already raised our financial strength rating to positive, and Fitch also the outlook to positive. So we are moving in the right direction, even though not yet at the speed which we would like.

Development in the segments

I now come to the development of the main business lines, which we still present in their old form for 2004. As from the first quarter of 2005, this will change due to the new organization introduced for Investment and Corporate Banking.

For Retail Banking, including Private Banking which we intend to expand considerably, we had promised an increase in profits of 25% last year. In fact, we achieved an increase of almost 50%, which is all the more remarkable since little support was forthcoming from the markets and – unlike for the Bank as a whole – we formed higher provisions on account of the shorter limitation periods introduced by the German legislation to modernize the law of obligations. Seen in this light, the return on equity of 21.1% is excellent.

The same applies to the return on equity of 31.9% in Asset Management. The surge from €90m to €167m in its operating profit represents the greatest progress which we have made. We had promised an increase of 40% – and we now have even 86%. Our concentration on selected European core markets, combined with the termination of peripheral activities in Asia and North America, had paid off.

The Corporate Customers and Institutions segment had expected an operating profit of at least €500m. It has turned out to be €607m, 71% more than in 2003. However, this increase is mainly due to the decline in provisioning. At least, net interest income before provisioning held up well.

Securities was in the red for the year as a whole (-€147m) following its setback in the third quarter, which ruled out a marked improvement in the Group's overall result. After this business line had incurred large losses in 2002 and just managed to produce a balanced result in 2003, we were forced to act and launched restructuring measures in the autumn.

The performance of Group Treasury clearly reflects the flat interest-rate curve and the great uncertainty about the future direction of rates. Despite these difficult overall conditions, which led to an operating profit that was a good fifth lower, the return on equity of 124% was once again outstanding.

The Mortgage Banking segment benefited from the expansion of wide-margin retail mortgage business at our Hypothekenbank in Essen and, in the final quarter, from the first-time inclusion of our share of the profits of Eurohypo. At 23%, the operative return on equity remains good, despite a slight weakening.

Outlook for 2005

Our outlook for the year is not euphoric. That is ruled out by external conditions. Rather, it is characterized by confidence and self-assurance. No revolutionary strategic decisions are on the agenda.

Instead, we feel so well positioned in all our core competencies that we are able to develop our business organically on a solid basis.

The current maxim in both Retail Banking and Asset Management, therefore, is to stabilize revenues and the return on equity at their present high levels. In both areas, we have an impressive turnaround behind us. In Retail Banking, we have achieved an operating profit no less than €600m higher than in 2001; in Asset Management, the plus is just over €100m. This business line in particular will benefit this year from the end of goodwill amortization.

In order to raise our results in **Retail Banking** even more over the medium to longer term, we now have to steer an expansion course whose four main pillars are:

- Further improvement of efficiency; this means streamlining processes, speeding them up and handling transactions at more reasonable cost. Our concept for the "branch of the future" with its clear sales and advisory focus plays an important role in such considerations.

- Strengthening sales potential, among other things by means of an attractive product mix consisting of securities offers, bancassurance and old-age provision products as well as consumer finance and home loans.

- Greater reach. Here, we want to use different distribution channels parallel to one another, ranging from our branch of the future to a broad regional presence in private banking, stronger direct selling and high-quality financial advisory at comdirect and cooperation agreements with other providers of services.

- Last but not least, acquisitions in Germany, wherever the right opportunities arise, and expansion in Eastern Europe through our subsidiary BRE Bank even beyond Poland.

In **Asset Management**, we are going to make better use of the synergies between our European units. After our great success last year with the distribution of the products of our foreign subsidiaries in Germany, we now want to go in the other direction and include the products of Cominvest to a greater extent in the European sales focus.

We will also take a closer look at our broad range of products. Thanks to the open architecture principle which we systematically apply, our ADIG products have become subjected more strongly than in the past to an internal beauty contest. This has prompted us to tap alternative distribution channels to a greater extent. We believe that we are well equipped for this task through our pioneering role in providing objective advice for investment products. As from April, board responsibility for both Retail Banking and Asset Management will lie with Dr. Kassow. We intend to use this change in order to gear the creation of fund products more closely to the needs of our customers.

In the ***Mittelstand* bank**, we also have to introduce further standardization of the internal procedures while encouraging a more individual approach to clients. We believe that we are basically on the right track to becoming the best nationwide *Mittelstand* bank in Germany. We have underlined this claim by creating a special board post for the *Mittelstand*.

To enable us to expand further, a new customers programme has been running since last year, which already brought us 4,767 new smaller businesses as customers in 2004. This puts us well ahead of our target, which envisaged an average of 3,000 new customers each year from 2004 to 2006. We are confident that we can stay ahead of our target in the current year as well, even though the entire banking sector now seems to have discovered this group of customers.

We do not intend to attain our goal by means of a "disastrous price war", which the president of BAFin, Jochen Sanio, quite rightly criticized recently. Wherever competition prevents us from charging interest rates reflecting the risk involved and we get no compensation from other business through cross selling, we will refrain from financing individual deals. But to make it quite clear: in the future as well, providing German *Mittelstand* firms with an adequate supply of credit will remain one of our most important functions. We even intend to step up the pace here, on principle also lending to less-than-prime borrowers, insofar as margins that cover the risks can be achieved. For this reason, we have been using a new rating system since the start of this year. Apart from providing a better quantification of the risks involved, it also makes it possible to price loans precisely to reflect the risk and meets the requirements of Basel II. This system is a significant element in a value-oriented steering of corporate business, allowing us to be even more strongly at the disposal of smaller businesses in future. At the same time, in response to weak credit demand, we are trying to offer more advisory services geared to offering solutions to problems. These include, for instance, the use of leasing in conjunction with our successful subsidiary CommerzLeasing and also the use of such equity surrogates as mezzanine capital.

The many initiatives and new products of the *Mittelstand* bank should also help raise our results further this year. A contribution in this connection should be made by provisioning, which – as things stand today – should decline to under €800m for the Bank as a whole. The high provisioning ratio that I have mentioned and our generally acknowledged efficient risk management are creating the conditions for us to reduce our loan-loss provisions for the third year in a row.

In the newly formed Corporates & Markets area, we have got under way more quickly than expected. By far the great majority of our customers have remained loyal to us. We now reckon with a positive profit contribution even in year one of the re-launch, representing significant progress over last year in the old Securities area. The cost savings that are now becoming effective are a major factor in this connection.

So much, then, for our planning in the core business lines. Their operating profits are augmented by extraordinary income from the disposal of our stake in MAN held via a holding company, Regina, and recently the placement of our remaining shares in the Brazilian Unibanco, in which we had held an interest since 1968. If the right opportunities arise, we will rapidly realize other profits in our portfolio.

Last but not least, we can look to some subsidiaries for better results, such as Eurohypo or the Polish BRE Bank. The extraordinary charges at the latter have weighed heavily upon its 2004 results; however, this clean-up has prepared the ground for improved profitability in the future. In strategic terms, BRE Bank remains our most important gateway to the growth markets of Eastern Europe.

Provided that no unforeseen events occur, we should be in a position to attain our target return of at least 8% after tax and thus create shareholder value again. We are confirmed in this forecast by a very promising start in January. For 2006, we are then aiming for an after-tax return on equity of more than 10%. As we do not intend to ruin ourselves through saving, this improvement must come about through higher revenues, which are now our number one priority.

We are going about achieving these targets, fully motivated and with commitment. On all levels, we have a good mixture of experienced and young staff and are working hard to improve our competitive position. This also includes the selective recruitment of staff. I hope that it is only a matter of time, therefore, before the stock market shows even greater recognition of our progress on the earnings front, our solid capital base, our reduced dependence on the capital market through our concentration on customer business, and Commerzbank's generally greater stability.

Press release

For the business editor

February 16, 2005

Commerzbank makes good progress and intends to resume dividend payments

In the 2004 financial year, Commerzbank made good progress towards permanently boosting its earnings performance. It improved its operating profit by a strong 87% to 1,043m euros. The net profit for the year reached 393m euros, even though the bank had to shoulder restructuring expenses of 132m euros for the repositioning of its investment banking in the third quarter. As promised at last year's annual general meeting, the management board wants shareholders to participate in the improved results and the progress made and is proposing payment of a dividend of 0.25 euros per share.

Commerzbank's chairman, Klaus-Peter Müller, expressed his satisfaction with what has been achieved at the bank' s annual press conference held in Frankfurt on 16 February in view of the problems in investment banking, the dependence on the economy and capital-market conditions, and also the special structural features in Germany. He pointed out that in its home market Commerzbank is now the number two among the large banks with nationwide activities in terms of profitability; it has an absolutely sound and strong balance sheet with no hidden risks, a further increase in its cushion of reserves and a solid core capital ratio of 7.5%. He went on to add: "There is a whole series of good news, therefore, including the fact that, after adjusting capacities in our investment banking, we have been able to tidy up that area more rapidly than expected."

Figures within scope of expectations

Mr. Müller believes that Commerzbank's 2004 figures lie within the framework of expectations and promises. He was especially satisfied with the rise of 7.7% in net interest income – despite companies' weak credit demand – and the 5.3% increase in net commission income.

The trend for loan-loss provisions is also encouraging. With its provisioning of 836m euros, Commerzbank remained below the last-stated level of 850m euros. As always in recent years, he said, the bank has calculated carefully, taking account of all discernible risks.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

The trading profit failed to satisfy in 2004. While clearly recovering in the final quarter from its drop in the previous three-month period, it was still just over a quarter down on its 2003 total for last year as a whole.

Overall, Commerzbank registered earnings of 5,504m euros. This was a plus of 8.6%, marking a turnaround after several years of declining revenues. At the same time, operating expenses were reduced again slightly. This, claimed Mr. Mül ler, shows how well Commerzbank has its costs under control.

The remaining pre-tax profit for the year of 828m euros and 475m euros after tax are fully in line with the bank's own projections. Commerzbank, therefore, is keeping its promise. 150m euros of the net profit for the year is to be used to pay a dividend and the remaining 243m euros to strengthen retained earnings.

Strong improvement in returns on retail and asset-management activities

However, Commerzbank has either produced the figures it had promised or even surpassed them not only in general but also in its major business lines. The operating profit in its retail banking rose strongly by almost 50%, now attaining a return on equity of 21%, which is remarkable even by international standards. Since 2001, the profit in this area has surged by about 600m euros.

Having integrated the branch business of SchmidtBank, Commerzbank now intends to steer an expansion course in retail business, in order to increase its market share and results further. The four pillars of this strategy are: improved efficiency through streamlined processes, stronger sales potential through an attractive product mix, greater reach through the parallel use of different distribution channels and, last but not least, acquisitions in Germany, wherever opportunities arise, and expansion in Central and Eastern Europe.

Asset management, too, which as from April together with retail banking will be the responsibility of Dr. Achim Kassow at board level, can look back on a successful year, with an operating profit of 167m euros (+86%). The pre-tax return on equity improved substantially to reach 32%. The main task in 2005 is similarly to strengthen sales potential, above all by stepping up sales of the products of the German fund company Cominvest in other European countries.

High priority goes to *Mittelstand*

The corporate customers and institutions segment, which used to include among other things the bank's entire corporate activities, had announced an operating profit of at least 500m euros as its target for 2004. In fact, it even achieved 607m euros, mainly because provisioning was reduced sharply.

Starting in the first quarter of 2005, segment reporting in corporate business will be adjusted to reflect the new board responsibilities. The *Mittelstand* bank will take care of all the 51,000 small to medium-sized firms with annual turnover of 2.5m euros and upwards and also roughly 650 larger corporates – through the newly created larger corporate centres in Hamburg, Düsseldorf, Frankfurt, Stuttgart and Munich.

According to its chairman, Mr. Müller, Commerzbank is well on the way to becoming the best nationwide *Mittelstand* bank in Germany and is looking for further expansion in this area. Through the new customer initiative, which has been running since last year, the bank intends to acquire an average of 3,000 new smaller businesses as customers each year until 2006. Gaining 4,767 in 2004, it was well ahead of this internal target. Mr. Müller stressed that Commerzbank will provide *Mittelstand* firms with more credit in the future not least thanks to a new rating system, provided that interest rates can be agreed upon which reflect the risks. In addition, the bank intends to offer alternative financing instruments to a greater extent, such as leasing or mezzanine financing as an equity surrogate.

Re-launch of investment banking

In its securities area, Commerzbank incurred a loss of 147m euros. In autumn, the management board reacted, therefore, with a radical repositioning of the business line under the new name of Corporates & Markets. The existing unit in Tokyo was closed down, while the New York subsidiary was considerably pared down. With a leaner, more efficient structure, geared to customers' needs, which also covers services for roughly 100 multinational companies and about 50 other larger corporates with a need for capital-market products, the bank wants to achieve a turnaround this year and produce a positive result.

Brisk start to 2005

In view of the plans of the main business lines, the bank's chairman is confident with regard to 2005. He said that Commerzbank feels so well positioned in all its core competencies that it is able to develop its business organically on a solid basis.

In addition, Mr. Müller expects one-off revenues from the disposal of shareholdings such as the recent sales of MAN and the Brazilian Unibanco. At the same time, better results should be forthcoming from subsidiaries such as Eurohypo and the Polish BRE Bank. He put the need for provisioning at "under 800m euros".

"Provided that no unforeseen events occur, we should be in a position to attain our target return of at least 8% after tax and thus create shareholder value again. We are confirmed in this forecast by a very promising start in January", said Mr. Müller at the press conference. For 2006, the target is an after-tax return on equity of more than 10%.

Commerzbank believes it is well-equipped for the future: "We are going about achieving these targets, fully motivated and with commitment. On all levels, we have a good mixture of experienced and young staff and are working hard to improve our competitive position. This also includes the selective recruitment of staff." Mr. Müller expressed the hope that it was therefore only a matter of time before the stock market showed even greater recognition of Commerzbank's progress on the earnings front, its solid capital base, its reduced dependence on the capital market and its generally greater stability.

Note: Detailed figures on the provisional financial statements can be found at http://www.commerzbank.com/aktionaere/konzern/index.html. The complete 2004 annual report will be available as from March 21.

Commerzbank conference call

Financial results 2004

-Preliminary figures-

Dr. Eric Strutz
Chief Financial Officer

Frankfurt
February 16, 2005


ideas ahead
COMMERZBANK

Fiscal year 2004: Commerzbank's main achievements

- ➡ Repositioning of our investment banking activities
- ➡ New structure in individual business lines (PCAM and CIB)
- ➡ Increased reserves in participations and loan book
- ➡ Sound balance sheet

Sustainable after-tax RoE above cost of capital

Revaluation reserve: highest level ever shown under IAS
Tier I capital ratio: above target range

Revaluation reserve
in € m

pre-revaluation
-1,100
-258
650
1,240
1,253
1,035
1,213
1,603
post-revaluation
03/03 06/03 09/03 12/03 03/04 06/04 09/04 12/04
equities
bonds

Tier I capital ratio (in %)*

target
6.0
5.9
6.7
7.3
7.4
7.7
7.8
7.3
7.1
7.0
7.2
7.5
31 Mar 30 Jun 30 Sep 31 Dec
2002
31 Mar 30 Jun 30 Sep 31 Dec
2003
31 Mar 30 Jun 30 Sep 31 Dec
2004

* incl. market risk position



Commerzbank: a sound balance sheet

Examples of Commerzbank's accounting policy

- Cautious balance sheet approach
- Low book-value of €104m for software produced in-house

⇨ Low goodwill write down in future

- Large projects (e.g. Basel II) are treated as expense items wherever possible under IAS

Provisioning policy

- Only small proportion of reversals in provisioning

⇨ Reserves for the future


1,974
1,520
1,369
1,562
1,321
1,282
1,084
927
712
836
685
651
690
597
550
2000
2001
2002
2003
2004
allocations
reversals
net
in € m

Loan portfolio: reason to be confident


LLPs: further reduction
in € m
927
1,321
1,084
836
< 800
2001
2002
2003
2004
2005*
* expected
Loan-loss cover ratio at all-time high
in € m
In excess: €634m
7,711
In excess: €1,215m
7,509
Non-performing loans
Loan-loss provisions
Country LLP and general provision
Collateral
109.0%
119.3%
7,077
348
1,857
6,294
326
1,831
31.12.2003
31.12.2004


Loan-loss provisions: sixth quarterly reduction in a row
in € m


252
303
273
256
238
214
199
185
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

Commerzbank also had to contend with negative factors in 2004

Adverse factors in 2004

1. Economic growth in Germany too weak to generate stronger credit demand
2. The average interest margin, particularly in larger corporates business, narrowed slightly
3. The IFRS profit contribution from Eurohypo was lower than budgeted
4. The clean-up measures of BRE Bank in Q4 led to one-off losses
5. The earnings performance of Securities in the previous quarters forced us to restructure this business line

Risk-weighted assets almost flat (bn €)


220.2
203.6
160.2
140.8
139.7
2000
2001
2002
2003
2004

Main non-recurring effects on income statement of BRE Bank in 2004

Various one-off charges affected BRE Bank's income statement in 2004. Altogether €49m included in operating expenses and other operating results. These were for instance:

- depreciation of tangible assets
- impairment write-downs on other assets
- special depreciation of prematurely terminated software projects

Measures

New president

Two board members replaced

Commerzbank: All P & L items improved significantly

	2003	2004	Change in %
Operating revenues (€ bn)	5.070	5.504	+9%
Loan loss provisions (€ m)	1,084	836	-23%
Operating expenses (€ bn)	4.511	4.461	-1%
Operating profit (€m)	559	1,043	+87%
Operative return on equity (%)	4.9	10.2	
RoE (after tax, %)	-22.8	4.4	
Cost/income ratio in operating business (%)	73.3	70.4	
Earnings per share (€)	-4.26	0.66	
Dividend per share (€)	0	0.25*	

* Proposed to the Supervisory Board

Statement of comprehensive income for Commerzbank

in € m

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Consolidated loss/profit before restructuring expenses	254	248	-76	99	525
Change in revaluation reserve	13	-218	178	390	363
Change in currency translation reserve	72	-4	-10	-31	27
Change in cash flow hedge reserve	-111	281	-92	-56	22
Change in unrealized reserves for items shown at cost (less tax)	101	-141	23	141	124
Comprehensive income	**329**	**166**	**23**	**543**	**1,061**
Restructuring expenses	-	-	-132	-	-132
Comprehensive income after restructuring expenses	329	166	-109	543	929
RoE on comprehensive income*	14.5%	7.3%	-4.8%	23.7%	10.2%

* after restructuring expenses


CONFERENCE CALL 16.2.2005
CHART 8
Core activities: turnout better than expected
Operating profit, in € m
Retail banking
-243
53
258
384
2001 2002 2003 2004
Operating profit will increase by 25% in 2004
Asset management
44
13
90
167
2001 2002 2003 2004
Operating profit will improve by more than 40%
Corporate customers and institutions
832
453
355
607
2001 2002 2003 2004
Operating profit will exceed €500m
Securities
256
-296
3
-147
2001 2002 2003 2004
(No statement made)
Mortgage banking
439
281
242
207
2001 2002 2003 2004
(No statement made)
Statements made by Commerzbank's CEO Klaus-Peter Müller at AGM, May 12, 2004
/ ideas ahead / COMMERZBANK

Retail Banking 2004: success story maintained

€ m	2003	2004	Change in %
Revenues	2,008	**2,168**	+8%
Loan loss prov.	-159	**-213**	+34%
Op. expenses	-1,591	**-1,571**	-1%
Operating profit	258	**384**	+49%
Goodwill amort. + extraord. items	0	**0**	+/-0
Pre-tax profit	258	**384**	+49%
operative ROE	**14.3%**	**21.1%**	
CIR	**79.2%**	**72.5%**	

Equity allocation within Commerzbank Group

17.8%

Comments results on Q4 2004

- Legislation to modernise law of obligations (SchuMoG) responsible for higher provisioning
- Commission income benefited from pick-up in securities transactions from retail customers
- Operating costs registered normal seasonal increase
- With operating profit of €76m in the final quarter, we achieved an operative RoE of 16.6%
- Cost/income ratio at 72.4% in Q4 even somewhat better than in 2004 as a whole

Outlook

- In 2005, provisioning should be lower again
- With a pre-tax return on equity of more than 21% in FY 2004, Commerzbank has one of the more successful retail platforms in Europe
- We expect a very high profitability in future due to:
  - an excellent position in securities business
  - the increased significance of our private banking activities
  - steady earnings growth thanks to our grow to win-programme


ideas ahead
COMMERZBANK

Retail Banking 2004

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Net interest income	279	276	284	282	1,121
Provision for possible loan losses	-39	-46	-52	-76	-213
Net interest income after provisioning	240	230	232	206	908
Net commission income	280	253	225	252	1,010
Net result on hedge accounting	-	-	-	-	-
Trading profit	1	1	-	1	3
Result on investments and securities portfolio (excl. special factors)	2	2	2	-2	4
Other operating result (excl. special factors)	3	9	1	17	30
Income	*526*	*495*	*460*	*474*	*1,955*
Operating expenses (excl. special factors)	404	394	375	398	1,571
Operating profit	**122**	**101**	**85**	**76**	**384**
Regular amortization of goodwill	-	-	-	-	-
Restructuring expenses	-	-	-	-	-
Pre-tax profit	**122**	**101**	**85**	**76**	**384**
Average equity tied up	1,768	1,784	1,824	1,832	1,823
Operative return on equity (%)	27.6	22.6	18.6	16.6	21.1
Cost/income ratio in operating business (%)	71.5	72.8	73.2	72.4	72.5
Return on equity of pre-tax profit (%)	27.6	22.6	18.6	16.6	21.1

Asset Management: strong profitability continued in Q4

€ m	2003	2004	Change in %
Revenues	435	**488**	12%
Loan loss prov.	0	**0**	n/a
Op. expenses	-345	**-321**	-7%
Operating profit	90	**167**	86%
Goodwill amort. extraord. Items	-77	**-59**	-23%
Rest. expenses	-8	**0**	n/a
Pre-tax profit	5	**108**	>100%
operative ROE	**14.1%**	**31.9%**	
CIR	**79.3%**	**65.8%**	

Equity allocation within Commerzbank Group

5.1%

Comments results on Q4 2004

- Performance of our foreign units CCR and Jupiter continued to be extremely good
- Commission income increased considerably; assets under management were stabilized at a level of €102bn
- Regular goodwill amortisation negatively affected results for last time in 2004

Outlook

- Both retail business and asset management should benefit from a single board member taking responsibility for them
- Significant improvement in pre-tax and after-tax profit thanks to end of regular goodwill amortisation

Asset Management 2004

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Net interest income	-2	-3	-4	1	-8
Provision for possible loan losses	-	-	-	-	-
Net interest income after provisioning	-2	-3	-4	1	-8
Net commission income	121	107	106	115	449
Net result on hedge accounting	1	-	-	-	1
Trading profit	2	2	2	2	8
Result on investments and securities portfolio (excl. special factors)	1	6	3	5	15
Other operating result (excl. special factors)	8	6	11	-2	23
Income	*131*	*118*	*118*	*121*	*488*
Operating expenses (excl. special factors)	79	78	84	80	321
Operating profit	**52**	**40**	**34**	**41**	**167**
Regular amortization of goodwill	15	15	14	15	59
Restructuring expenses	-	-	-	-	-
Pre-tax profit	**37**	**25**	**20**	**26**	**108**
Average equity tied up	556	526	517	497	524
Operative return on equity (%)	37.4	30.4	26.3	33.0	31.9
Cost/income ratio in operating business (%)	60.3	66.1	71.2	66.1	65.8
Return on equity of pre-tax profit (%)	26.6	19.0	15.5	20.9	20.6

Corporate Banking & Institutions: despite special charges due to BRE, earnings level held in Q4

€ m	2003	2004	Change in %
Revenues	2,471	**2,485**	+1%
Loan loss prov.	-885	**-570**	-36%
Op. expenses	-1,231	**-1,308**	+6%
Operating profit	355	**607**	+71%
Goodwill amort. extraord. Items	-9	**-10**	-11%
Rest. expenses	-25	**0**	n/a
Pre-tax profit	321	**597**	86%

Operative ROE	**6.9%**	**12.8%**
CIR	**49.8%**	**52.6%**

Equity allocation within Commerzbank Group



46.1%

Comments results on Q4 2004

- Interest income was supported by year-end borrowings by German customers
- Provisioning was virtually halved in Q4 compared with previous quarter
- Hardly any loan-loss provisions outside Germany
- Operating expenses mainly reflect BRE-Bank's balance-sheet clean-up; profits of previous quarters had to be offset

Outlook

- Repositioning of corporate business makes it easier to meet customers' various needs and underpins our claim to be the leading bank for *Mittelstand* companies in Germany
- Integration of investment-banking activities into Corporates & Markets; no longer a separate unit

Corporate Banking & Institutions

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Net interest income	400	414	386	404	1,604
Provision for possible loan losses	-194	-161	-142	-73	-570
Net interest income after provisioning	206	253	244	331	1,034
Net commission income	170	174	180	172	696
Net result on hedge accounting	-	-	-	-	-
Trading profit	13	-	15	25	53
Result on investments and securities portfolio (excl. special factors)	18	9	-	7	34
Other operating result (excl. special factors)	22	41	27	8	98
Income	*429*	*477*	*466*	*543*	*1,915*
Operating expenses (excl. special factors)	311	312	304	381	1,308
Operating profit	**118**	**165**	**162**	**162**	**607**
Regular amortization of goodwill	2	3	2	3	10
Restructuring expenses	-	-	-	-	-
Pre-tax profit	**116**	**162**	**160**	**159**	**597**
Average equity tied up	4,724	4,834	4,692	4,686	4,734
Operative return on equity (%)	10.0	13.7	13.8	13.8	12.8
Cost/income ratio in operating business (%)	49.9	48.9	50.0	61.9	52.6
Return on equity of pre-tax profit (%)	9.8	13.4	13.6	13.6	12.6

Securities: signs of an improvement in earnings

€ m	2003	2004	Change in %
Revenues	935	**692**	-26
Loan loss prov.	0	**-2**	n/a
Op. expenses	-932	**-837**	-10
Operating profit	3	**-147**	n/a
Restructuring expenses	-35*	**-132**	n/a
Pre-tax profit	-32	**-279**	>n/a

* incl. €1m as amortization on goodwill

operative ROE	**0.3%**	**-12.9%**
CIR	**99.7%**	**121.0%**

Equity allocation within Commerzbank Group


11.1%

Monthly improvement in performance shows that adjustment measures are taking effect

- Global proprietary trading desk and convertible bonds arbitrage have been closed
- Restructuring of CCM in New York mainly concluded, ComSec in Tokyo has ended its operative activity
- Staff reductions in London and Frankfurt ahead of plan

Quarter-on-quarter changes (€ m)


354
-234
120
181
-228
-47
35
-206
-171
120
-169
-49
Q1/04
Q2/04
Q3/04
Q4/04
operating income
operating expenses
operating profit


ideas ahead
COMMERZBANK

Securities 2004

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Net interest income	4	4	3	-1	10
Provision for possible loan losses	-	-2	-	-	-2
Net interest income after provisioning	4	2	3	-1	8
Net commission income	36	25	22	33	116
Net result on hedge accounting	-	-	-	-	-
Trading profit	312	154	9	114	589
Result on investments and securities portfolio (excl. special factors)	2	-	4	-12	-6
Other operating result (excl. special factors)			-3	-14	-17
Income	*354*	*181*	*35*	*120*	*690*
Operating expenses (excl. special factors)	234	228	206	169	837
Operating profit	**120**	**-47**	**-171**	**-49**	**-147**
Regular amortization of goodwill	-	-	-	-	-
Restructuring expenses	-	-	132	-	132
Pre-tax profit	**120**	**-47**	**-303**	**-49**	**-279**
Average equity tied up	1,154	1,266	1,123	1,017	1,140
Operative return on equity (%)	41.6	-14.8	-60.9	-19.3	-12.9
Cost/income ratio in operating business (%)	66.1	124.6	588.6	140.8	121.0
Return on equity of pre-tax profit (%)	41.6	-14.8	-107.9	-19.3	-24.5

VaR Securities: risk-adjusted trading strategy

in € m

Substantially reduced in the course of the year


30
25
20
15
10
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004

Mortgage Banking: Q4 by far the best quarter

€ m	2003	2004	Change in %
Revenues	314	**301**	-4
Loan loss prov.	-40	**-51**	+28
Op. expenses	-32	**-43**	+34
Operating profit	242	**207**	-14
Goodwill amort. + extraord. items	-18	**-8**	-56
Pre-tax profit	224	**199**	-11

	2003	2004
operative ROE	**27.3%**	**22.9%**
CIR	**10.2%**	**14.3%**

Equity allocation within Commerzbank Group


8.8%

Comments results on Q4 2004

- Higher interest income mainly due to inclusion of our Eurohypo stake
- Trading profit and net result on investments and security portfolio have to be taken together (€18m in Q4). The reason: Hypothekenbank in Essen is not a trading bank
- Atypical increase in operating expenses due to write-down by fair value of one fixed asset in Q4

Focused growth programmes

- Operative RoE of over 30% in final quarter and almost 23% in 2004 as a whole leaves room for further improvement. The reason: significantly higher contribution from Eurohypo in 2005





Mortgage Banking 2004

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Net interest income	52	57	58	111	278
Provision for possible loan losses	-5	-5	-5	-36	-51
Net interest income after provisioning	47	52	53	75	227
Net commission income	-2	-4	-3	-3	-12
Net result on hedge accounting	-	-6	8	2	4
Trading profit	-5	-48	-25	-32	-110
Result on investments and securities portfolio (excl. special factors)	22	58	17	50	147
Other operating result (excl. special factors)	-	-	-2	-4	-6
Income	*62*	*52*	*48*	*88*	*250*
Operating expenses (excl. special factors)	8	8	8	19	43
Operating profit	**54**	**44**	**40**	**69**	**207**
Regular amortization of goodwill	2	2	2	2	8
Restructuring expenses	-	-	-	-	-
Pre-tax profit	**52**	**42**	**38**	**67**	**199**
Average equity tied up	905	919	894	902	905
Operative return on equity (%)	23.9	19.2	17.9	30.6	22.9
Cost/income ratio in operating business (%)	11.9	14.0	15.1	15.3	14.3
Return on equity of pre-tax profit (%)	23.0	18.3	17.0	29.7	22.0

Commerzbank is on the right track

Commerzbank: Analysts' recommendations in the past 8 quarters


underweight or sell
neutral or hold
overweight or buy
03/03: 69% 23% 8%
06/03: 42% 48% 10%
09/03: 62% 31% 7%
12/03: 29% 48% 23%
03/04: 30% 50% 20%
06/04: 26% 39% 35%
09/04: 12% 44% 44%
12/04: 4% 44% 52%

Performance of the Commerzbank share (month-end figures, January 2003 = 100)


Commerzbank
DJ Euro Stoxx Banks
CDAX (Banks)
260
240
220
200
180
160
140
120
100
80
2003
2004
2005*

* until January 31,2005

Ambitious but realistic goals for 2005

	2003	2004	Target 2005
Operating revenues (€ bn)	5.070	5.504	further up
Loan loss provisions (€ m)	1,084	836	< 800
Operating expenses (€ bn)*	4.511	4.461	4.5
Operating profit (€m)	559	1,043	up
Operative Return on equity (%)	4.9	10.2	up
RoE (after tax, %)	-22.8	4.4	≥ 8
Cost/income ratio in operating business (%)	73.3	70.4	< 69
Earnings per share (€)	-4.26	0.66	substantially up
Dividend per share (€)	0	0.25	

* excl. special factors



For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

/investor relations/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

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